Exhibit 99.1

Globant S.A.

Condensed interim consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars, except per share amounts)

		Three months ended
	Notes	March 31, 2021	March 31, 2020
Revenues	7	270,170	191,572
Cost of revenues	8.1	(166,973)	(119,369)
Gross profit		103,197	72,203

Selling, general and administrative expenses	8.2	(71,891)	(51,872)
Net impairment losses on financial assets		(1,099)	(1,617)
Other operating income		11	—
Profit from operations		30,218	18,714

Finance income	9	323	256
Finance expense	9	(2,612)	(2,455)
Other financial results, net	9	871	2,717
Financial results, net		(1,418)	518

Other income and expenses, net		38	16
Profit before income tax		28,838	19,248

Income tax	6	(7,171)	(6,078)
Net income for the period		21,667	13,170

Other comprehensive income, net of income tax effects

Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(1,724)	(2,104)
- Net change in fair value on financial assets measured at fair value through other comprehensive income ("FVOCI")		—	(114)
- Gains and losses on cash flow hedges		170	(2,069)
Total comprehensive income for the period		20,113	8,883

Net income attributable to:
Owners of the Company		21,667	13,170
Net income for the period		21,667	13,170

Total comprehensive income for the period attributable to:
Owners of the Company		20,113	8,883
Total comprehensive income for the period		20,113	8,883

Earnings per share (1)
Basic		0.54	0.36
Diluted		0.53	0.35

Weighted average of outstanding shares (in thousands)
Basic		39,899	37,008
Diluted		41,157	38,093

(1)	As of March 31, 2021 and 2020, respectively, 7 and 1 potential ordinary shares are anti-diluted and therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(in thousands of U.S. dollars)

	Notes	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4.3	148,832	278,939
Investments	4.3	46,801	19,284
Trade receivables	4.3	262,705	196,020
Other assets	4.3	2,259	8,146
Other receivables	4.3	40,476	31,633
Other financial assets	13	831	1,577
Total current assets		501,904	535,599

Non-current assets
Trade Receivables	4.3	4,240	5,644
Investments	4.3	823	615
Other assets	4.3	5,084	6,954
Other Receivables		11,451	9,629
Deferred tax assets		41,111	41,507
Investment in associates		3,154	3,154
Other financial assets	13	19,121	15,147
Property and equipment	10	100,914	101,027
Intangible assets	11	88,899	86,721
Right-of-use assets	12	98,224	90,010
Goodwill	21	430,959	392,760
Total non-current assets		803,980	753,168
TOTAL ASSETS		1,305,884	1,288,767

LIABILITIES
Current liabilities
Trade payables	4.3	28,409	35,266
Payroll and social security taxes payable	4.3	118,730	111,881
Borrowings	15	1,203	907
Other financial liabilities	13	43,008	19,822
Lease liabilities	12	15,690	15,358
Tax liabilities		11,320	11,804
Income tax payable	4.3	16,287	10,511
Other liabilities		449	81
Total current liabilities		235,096	205,630

Non-current liabilities
Trade payables	4.3	4,107	5,240
Borrowings	15	31	25,061
Other financial liabilities	13	50,685	74,376
Lease liabilities	12	77,556	72,240
Deferred tax liabilities		13,695	13,698
Provisions for contingencies	17	14,826	12,583
Total non-current liabilities		160,900	203,198
TOTAL LIABILITIES		395,996	408,828

Capital and reserves
Issued capital		47,906	47,861
Additional paid-in capital		550,948	541,157
Other reserves		(4,228)	(2,674)
Retained earnings		315,262	293,595
Total equity attributable to owners of the Company		909,888	879,939
TOTAL EQUITY AND LIABILITIES		1,305,884	1,288,767

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation and Cash flow hedge reserve	Attributable to owners of the Parent	Total
Balance at January 1, 2020	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714	438,714
Issuance of shares under share-based compensation plan (note 14.1)	67,876	81	2,156	—	—	—	2,237	2,237
Issuance of shares under subscription agreement (note 14.2)	2,018	2	223	—	—	—	225	225
Share-based compensation plan	—	—	3,681	—	—	—	3,681	3,681
Other comprehensive income for the period, net of tax	—	—	—	—	(2,104)	(2,183)	(4,287)	(4,287)
Net income for the period	—	—	—	13,170	—	—	13,170	13,170
Balance at March 31, 2020	37,033,513	44,439	163,597	252,548	(4,601)	(2,243)	453,740	453,740

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation and Cash flow hedge reserve	Attributable to owners of the Parent	Total
Balance at January 1, 2021	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939	879,939
Issuance of shares under share-based compensation plan (note 14.1)	29,228	35	1,174	—	—	—	1,209	1,209
Issuance of shares under subscription agreement (note 14.2)	8,415	10	1,740	—	—	—	1,750	1,750
Share-based compensation plan	—	—	6,877	—	—	—	6,877	6,877
Other comprehensive income for the period, net of tax	—	—	—	—	(1,724)	170	(1,554)	(1,554)
Net income for the period	—	—	—	21,667	—	—	21,667	21,667
Balance at March 31, 2021	39,922,431	47,906	550,948	315,262	(4,619)	391	909,888	909,888

(1)	All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and is entitled to one vote.

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2021	March 31, 2020
Cash flows from operating activities
Net income for the period	21,667	13,170
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	8,592	5,790
Current income tax	11,082	6,644
Deferred income tax	(3,911)	(566)
Depreciation of property and equipment	4,169	3,978
Depreciation of right-of-use assets	4,576	4,622
Amortization of intangible assets	7,604	2,887
Net impairment losses on financial assets	1,099	1,617
Allowance for claims and lawsuits	2,283	804
Gain on transactions with bonds	(581)	(2,331)
Accrued interest	1,732	1,836
Interest received	309	229
Net loss (gain) arising on financial assets measured at fair value recognized in profit or loss ("FVPL")	3,412	5,642
Net loss (gain) arising on financial assets measured at FVOCI	665	1,723
Net (gain) loss arising on financial assets measured at amortised cost	—	3
Exchange differences	(4,474)	(7,749)
Payments related to forward and future contracts	(782)	(1,832)
Proceeds related to forward and future contracts	169	158
Gain arising from lease disposals	(17)	—
Changes in working capital:
Net increase in trade receivables	(63,962)	(15,207)
Net increase in other receivables	(8,000)	(13,169)
Net decrease in other assets	7,757	1,981
Net (decrease) increase in trade payables	(7,797)	1,178
Net increase (decrease) in payroll and social security taxes payable	8,657	(14,152)
Net decrease in tax liabilities	(790)	(309)
Income tax paid	(8,100)	(3,972)
Net cash used in operating activities	(14,641)	(7,025)

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2021	March 31, 2020
Cash flows from investing activities
Acquisition of property and equipment (1)	(5,022)	(6,927)
Proceeds from disposals of property and equipment and intangibles	756	350
Acquisition of intangible assets (2)	(8,114)	(3,616)
Acquisition of investment in sovereign bonds	(2,030)	(6,500)
Proceeds from investment in sovereign bonds	2,611	8,831
Payments related to forward and future contracts	(2,797)	(2,650)
Proceeds related to forward and future contracts	—	425
Acquisition from investments measured at FVPL	(83,295)	(51,544)
Proceeds from investments measured at FVPL	55,389	69,562
Acquisition of investments measured at FVOCI	—	(2,994)
Proceeds from investments measured at FVOCI	—	3,000
Payments to acquire equity instruments	(2,700)	—
Acquisition of investment in convertible notes	(800)	(200)
Acquisition of business, net of cash (3)	(26,167)	—
Payments of earn-outs related to acquisition of business	(12,475)	(3,150)
Net cash (used in) provided by investing activities	(84,644)	4,587

Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	851	2,021
Cash paid from the settlements of the derivative financial instruments used to hedge interest rate risk	—	3
Proceeds from subscription agreements	—	909
Proceeds from borrowings	3,428	75,000
Repayment of borrowings	(28,135)	(558)
Payments of principal portion of lease liabilities	(5,290)	(4,982)
Payments of lease liabilities interest	(1,172)	(317)
Interest paid	(78)	(581)
Net cash (used in) provided by financing activities	(30,396)	71,495

Increase (decrease) in cash and cash equivalents	(129,681)	69,057

Cash and cash equivalents at beginning of the year	278,939	62,721
Effect of exchange rate changes on cash and cash equivalents	(426)	863
Cash and cash equivalents at end of the period	148,832	132,641

(1)	For the three months ended March 31, 2021 and 2020, included 988 and 774 of acquisition of property and equipment financed with trade payables, respectively. During the three months ended March 31, 2021 and 2020, the Company paid 1,515 and 2,179 related to property and equipment acquired in 2020 and 2019, respectively.

(2)	For the three months ended March 31, 2021 and 2020, included 619 and 25 of acquisition of intangible assets financed with trade payables, respectively. During the three months ended March 31, 2021, the Company paid 285 related to property and equipment acquired in 2020.

(3)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries, net of cash acquired:

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2021	March 31, 2020
Supplemental information
Cash paid	32,551	—
Less: cash and cash equivalents acquired	(6,384)	—
Total consideration paid net of cash and cash equivalents acquired	26,167	—

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 1 – COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of March 31, 2021 were the following: Sistemas UK Limited in the United Kingdom; Globant LLC and Globant IT Services Corp in the United States of America (the “U.S.”); Sistemas Globales S.A., IAFH Global S.A., Dynaflows S.A., BSF S.A and Decision Support S.A. in Argentina; Sistemas Colombia S.A.S., Avanxo Colombia and Belatrix Colombia SAS in Colombia; Global Systems Outsourcing S. de R.L. de C.V., Avanxo Servicios S.A. de C.V. and Grupo ASSA México Soluciones Informáticas S.A de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda., Orizonta Consutoria de Negocios e Tecnología Ltda., Global Digital Business Solutions em Tecnologia Ltda. and Serviços Digitais em Tecnologia da Informação Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile; Globant Peru S.A.C., Avanxo Peru and Belatrix Peru SAC in Peru; Globant India Private Limited in India; Globant Bel LLC in Belarus; Small Footprint S.R.L. in Romania; Software Product Creation S.L. and BlueCap Management Consulting SL in Spain; Globant France S.A.S in France; and Globant Canada Corp. in Canada.

The Company provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá, Medellín and Cali), Brazil (São Paulo and São Jose Dos Campos), Peru (Lima), Chile (Santiago), México (Guadalajara, México City and Monterrey), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and the United Kingdom (London). The Company also has client management centers in United States (San Francisco, New York and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris), Chile (Santiago), Mexico (México City), the United Kingdom (London), Germany (Berlin) and Spain (Barcelona). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and the U.S.

The address of the Company's registered office is 37A, avenue J.F. Kennedy, L-1855, Luxembourg.

NOTE 2 - BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of March 31, 2021, the condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2021 and 2020, the condensed interim consolidated statements of changes in equity and cash flows for the three months ended March 31, 2021 and 2020 and the explanatory notes to the condensed interim consolidated financial statements are unaudited. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34, "Interim Financial Reporting".

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards ("IFRS") for annual financial statements are not included herein, hence, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020 included in the Company's 2020 Form 20-F filed within the U.S. Securities and Exchange Commission. In the opinion of management, these condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

The financial information as of December 31, 2020 presented in these condensed interim consolidated financial statements is derived from the Company's audited consolidated financial statements for the year ended December 31, 2020.

The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results for the full year. The Company believes that the disclosures are adequate to make the information presented not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 12, 2021, which is the date that the condensed interim financial statements were available for issuance.

NOTE 3 - BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries.

NOTE 4 – ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021, as described below.

4.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted the following standards and interpretations that became applicable for annual periods commencing on or after January 1, 2021:

Amendments to IFRS 9, IAS 9, IFRS 7, IFRS 4 Interest Rate Benchmark Reform - Phase 2

and IFRS 16

As of March 31, 2021, the Company's interest rate swaps that bear interest based on LIBOR include a clause that provides alternative interest rates in the case of a discontinuity of LIBOR.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 1 and IFRS Practice	Disclosure of Accounting Policies[1]
Statement 2

[1]	Effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

[2]	Effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

•	On February 12, 2021, the International Accounting Standards Board (the “IASB”) issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

•	On February 12, 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' to help preparers in deciding which accounting policies to disclose in their financial statements.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

4.2 Intangible assets (update)

Intangible assets include licenses, customer relationships, customer contracts, non-compete agreements and cryptocurrencies.

Cryptocurrencies

The Company accounts for its crypto assets as indefinite-lived intangible assets in accordance with IAS 38 "Intangible Assets". Bitcoin is a cryptocurrency that is considered to be an indefinite lived intangible asset because bitcoin lacks physical form and there is no limit to its useful life, bitcoin is not subject to amortization but it is tested for impairment.

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognize until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 11. As of March 31, 2021, the Company has not recognized any impairment.

4.3 Breakdown of principal items in the statement of financial position

•	Cash and cash equivalents

	March 31, 2021	December 31, 2020
Cash and bank balances	148,131	278,722
Time deposits	701	217
TOTAL	148,832	278,939

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

•	Investments

Current	March 31, 2021	December 31, 2020
Mutual funds (1)	46,801	19,284
TOTAL	46,801	19,284

Non-current	March 31, 2021	December 31, 2020
Contribution to funds (1)	823	615
TOTAL	823	615

•	Trade receivables

	March 31, 2021	December 31, 2020
Accounts receivable (2)	228,141	181,658
Unbilled revenue (2)	41,656	20,117
Subtotal	269,797	201,775
Less: Allowance for doubtful accounts	(7,092)	(5,755)
TOTAL	262,705	196,020

	March 31, 2021	December 31, 2020
Non-current
Accounts receivable (2)	4,240	5,644
TOTAL	4,240	5,644

•	Other assets

	March 31, 2021	December 31, 2020
Current
Unbilled Subscriptions	2,259	8,146
TOTAL (3)	2,259	8,146

Non-current
Unbilled Subscriptions	5,084	6,954
TOTAL (3)	5,084	6,954

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

•	Other receivables

	March 31, 2021	December 31, 2020
Current
Tax credit - VAT	2,895	4,358
Tax credit - Software Promotion Regime	506	493
Income tax credits (4)	10,054	7,053
Tax credit - Knowledge Law	9,666	7,230
Other tax credits	1,200	674
Advances to suppliers	4,308	2,142
Prepaid expenses	8,666	6,625
Loans granted to employees	32	77
Other	3,149	2,981
TOTAL	40,476	31,633

•	Trade payables

	March 31, 2021	December 31, 2020
Current
Suppliers	11,247	16,928
Expenses accrual	17,162	18,338
TOTAL (5)	28,409	35,266

Non-current
Expenses accrual	4,107	5,240
TOTAL (5)	4,107	5,240

•	Payroll and social security taxes payable

	March 31, 2021	December 31, 2020
Salaries	8,477	12,018
Social security tax	18,522	22,140
Provision for vacation, bonus and others (6)	91,565	77,015
Directors fees	139	139
Other	27	569
TOTAL	118,730	111,881

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

•	Income tax payable

	March 31, 2021	December 31, 2020
Income tax payable	16,287	10,511
TOTAL (7)	16,287	10,511

(1)	Measured at fair value through profit or loss.

(2)	The increase is mainly due to the expansion of the scope and size of the Company’s engagements, the increase in its key client base primarily through its business development efforts and to the acquisition of Cloudshift on February 28, 2021.

(3)	The decrease is explained by the billing in the first quarter of Salesforce subscription resales and decrease in the subscription sales during the first quarter of the year.

(4)	The variation is explained mainly by the increase in the tax credits of some subsidiaries due to advance payments of income tax for the fiscal year 2020 that are due in the second quarter of 2021 and the consolidation of Spanish subsidiaries tax position represented an increase. Also, the increase is explained by the income tax credits from Cloudshift, which was acquired on February 28, 2021.

(5)	The decrease is mainly explained by the decrease of payables with suppliers of office conditioning services, legal and financial services. Also, the decrease in expenses accrual is mainly due to subscription suppliers billing in Avanxo.

(6)	The increase is mainly due to the increase on the provision of the performance bonus of the year and the provision of the thirteenth salary during the three months ended March 31, 2021.

(7)	The increase is explained by the income tax payable for the first quarter of 2021.

NOTE 5 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. There have been no significant changes in the risk management assessment or in any risk management policies since December 31, 2020.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

5.1 - Financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities, included in the unaudited condensed interim consolidated statement of financial position as of March 31, 2021 and the audited consolidated statement of financial position as of December 31, 2020, approximate to their fair values.

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets and Liabilities
Non-current assets
Other receivables
Guarantee deposits	2,933	2,703	3,091	3,039
Other assets	5,084	4,480	6,954	6,278
Non-current liabilities
Trade payables	4,107	3,661	5,240	4,735
Borrowings	31	28	25,061	25,382

5.2 - Fair value measurements recognized in the unaudited condensed consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

•	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	46,801	—	46,801
Foreign exchange forward contracts	—	344	—	344
Convertible notes	—	—	1,846	1,846
Equity instrument	—	—	13,178	13,178

Financial liabilities
Contingent consideration	—	—	43,779	43,779
Foreign exchange forward contracts	—	1,182	—	1,182
Interest rate SWAP	—	241	—	241

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	19,284	—	19,284
Foreign exchange forward contracts	—	492	—	492
Convertible notes	—	130	1,036	1,166
Equity instrument	—	—	10,478	10,478

Financial liabilities
Contingent consideration	—	—	43,714	43,714
Foreign exchange forward contracts	—	93	—	93
Interest rate SWAP	—	737	—	737

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

When the inputs required by the market approach are not available, the Company applies the income approach technique. The income approach technique estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e., discounted) amount. When the income approach is used, the fair value measurement reflects current market expectations about those future amounts.

There were also no changes made to any of the valuation techniques applied as of December 31, 2020.

5.2.1 - Foreign exchange future and forward contracts

During the three months ended March 31, 2021, the Argentinian subsidiary Sistemas Globales, S.A., acquired foreign exchange futures contracts through SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the three months ended March 31, 2021, the Company has recognized a loss of 320, there were no future contracts transactions for the three months ended March 31, 2020.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. recognizes daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. dollar – Argentine peso, the companies perceive a gain or loss for the difference. As of March 31, 2021, the accrued valuation of the last day of the month will be settled with the bank in the first day of the next month, so the value recognize in the financial statements is the amount pending to settle with the bank for the last day valuation. The Company maintains as of March 31, 2021 and December 31, 2020, one and three foreign exchange futures contract with a maturity date of April 1, 2021 and January 31, 2021, respectively, 22 and 7 recognized as Other financial liabilities in the balance sheet, respectively.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Pursuant to these contracts, Sistemas Globales S.A. is required to maintain collateral in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of March 31, 2021 and 2020, Sistemas Globales, S.A. held 10% of the value of that collateral in Mutual funds, in SBS's primary account. This ensures minimal funding in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of March 31, 2021 and December 31, 2020, collateral regarding the transactions are restricted assets for an amount of 913 and 952, respectively, in Mutual funds included as investments.

During the three months ended March 31, 2020, the subsidiaries Sistemas Globales S.A., IAFH Global S.A., Sistemas Globales Uruguay S.A., Sistemas Globales Chile S.L, Sistemas Colombia S.AS., India Private Limited and Global Systems Outsourcing S. de R.L. de C.V. acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine pesos, Uruguayan pesos, Chilean pesos, Colombian pesos, Indian rupee and Mexican pesos, due to the risk of exposure to fluctuations in foreign currency. During the three months ended March 31, 2021, the subsidiary Globant LLC has also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the exposure in currencies different than U.S. dollar. Those contracts were recognized, according to IFRS 9, as financial assets or liabilities at fair value through profit or loss. For the three months ended March 31, 2021 and 2020, the Company recognized a net loss of 3,711 and 5,917, respectively.

As of March 31, 2021 and December 31, 2020, the foreign exchange future and forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
April 30, 2021	Argentine Peso	96.52	94.19	(63)
April 30, 2021	Argentine Peso	95.23	94.19	(34)
May 10, 2021	European Union Euro	0.83	0.86	(292)
May 28, 2021	Argentine Peso	99.08	96.77	(50)
May 28, 2021	Pound Sterling	0.72	0.73	(135)
May 28, 2021	European Union Euro	0.84	0.85	(356)
May 28, 2021	Colombian Peso	3,643.45	3,682.19	(83)
Fair value as of March 31, 2021				(1,013)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 28, 2021	Colombian Peso	3,530.13	3,433.13	226
January 28, 2021	Colombian Peso	3,475.25	3,431.93	101
Fair value as of December 31, 2020				327

January 29, 2021	Argentine Peso	90.50	87.60	(86)
Fair value as of December 31, 2020				(86)

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Hedge accounting

During the three months ended March 31, 2021 and 2020, the subsidiaries Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia SAS, Sistemas Globales Uruguay S.A., Sistemas Globales Chile S.L., Globant India Private Limited and Global Systems Outsourcing S. de R.L. de C.V. entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in Argentine pesos, Colombian pesos, Uruguayan pesos, Chilean pesos, Indian rupee and Mexican pesos. The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the "other financial results, net" line item. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e., Salaries, employee benefits and social security taxes).

During the three months ended March 31, 2021 and 2020, the Company recognized a net loss of 665 and 1,695, included in the line item "Salaries, employee benefits and social security taxes", respectively, and a net loss of 39 and 1,643, included in the line item "Other comprehensive income", respectively.

During the three months ended March 31, 2020, Globant LLC entered into three interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions, the Company has recognized a loss of 426 included in other comprehensive income. The Company designated those derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedges. As of March 31, 2021, the Company has chosen to discontinue the remaining interest rate swap since the hedged future cash flows were no longer expected to occur. As of March 31, 2021, the Company has recognized a gain of 294 through the statement of comprehensive income.

Foreign currency forward contract and interest rate swap assets and liabilities are presented in the line items "Other financial assets" and "Other financial liabilities" within the statement of financial position.

Hedging instruments - Outstanding contracts

The following table detail the foreign currency forward contracts and interest rate swap contracts outstanding as of March 31, 2021 and December 31, 2020:

Interest rate swap

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	liabilities
March 11, 2024	15,000	1month LIBOR	0.647%	(114)
March 31, 2023	15,000	1month LIBOR	0.511%	(89)
March 12, 2024	20,000	1month LIBOR	0.566%	(101)
April 30, 2024	25,000	1month LIBOR	0.355%	63
Fair value as of March 31, 2021				(241)

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	liabilities
Hedge instrument
April 30, 2024	25,000	1month LIBOR	0.355%	(132)
Fair value as of December 31, 2020				(132)

Instrument for which hedge accounting has been discontinued
March 11, 2024	15,000	1month LIBOR	0.647%	(230)
March 31, 2023	15,000	1month LIBOR	0.511%	(123)
March 12, 2024	20,000	1month LIBOR	0.566%	(252)
Fair value as of December 31, 2020				(605)

Foreign currency forwards

	Currency	Foreign currency	Notional foreign	Fair value assets/
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
April 15, 2021	Mexican Peso	21.48	20.47	172
April 27, 2021	Indian Rupee	73.53	73.37	1
April 30, 2021	Chilean Peso	729.00	718.84	35
May 27, 2021	Indian Rupee	74.06	73.66	2
May 27, 2021	Indian Rupee	74.06	73.66	3
May 27, 2021	Indian Rupee	74.08	73.66	3
May 27, 2021	Indian Rupee	74.06	73.66	3
May 28, 2021	Uruguayan Peso	44.58	44.50	3
May 28, 2021	Colombian Peso	3,738.50	3,681.64	122
Fair value as of March 31, 2021				344

April 30, 2021	Uruguayan Peso	44.13	44.32	(7)
April 30, 2021	Colombian Peso	3,613.42	3,678.84	(140)
Fair value as of March 31, 2021				(147)

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

	Currency	Foreign currency	Notional foreign	Fair value
Settlement date	from contracts	rate from contracts	currency rate	assets
January 15, 2021	Mexican Peso	20.15	19.93	22
January 27, 2021	Indian Rupee	73.72	73.31	2
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.71	73.31	1
January 28, 2021	Colombian Peso	3,490.10	3,433.08	133
January 29, 2021	Uruguayan Peso	42.51	42.47	1
Fair value as of December 31, 2020				165

5.3 Level 3

5.3.1 Convertible notes

During the three months ended March 31, 2021, the Company maintained several convertible notes that include the right to convert the outstanding principal amount into equity interests in the companies that issued the convertible notes. The fair value of such convertible notes was estimated using unobservable inputs.

The amounts of gains and losses for the three months ended March 31, 2021, related to changes in the fair value of the convertible notes which were not material.

5.3.1.1 Globant España

During the three months ended March 31, 2021, Globant España S.A. entered into 3 note purchase agreements with LookApp S.A.S, UALI Holding Limited and B2CHAT S.A.S, in addition to the note purchase agreement transferred from Globant Ventures on 2020 with Drixit Technologies Inc. (the "startups"), pursuant to which Globant España S.A. provided financing facility for a total amount of 800. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 4%. Globant España S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups. As of March 31, 2021 and December 31, 2020, the fair value of these note purchase agreements amounted to 1,003 and 202 as other financial assets non-current, respectively; and 130 as other financial assets current as of December 31, 2020, related to the convertible note with Collokia LLC.

Collokia

On May 5, 2017, the Company and Collokia LLC, entered into a loan agreement whereby the Company provided a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement was signed. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2020, the fair value of the loan agreement amounted to 130, and is disclosed as other financial assets current. On February 11, 2021, the Company entered into a Software License Agreement with Collokia LLC in exchange for the cancellation of the convertible notes the grant of a perpetual, free, worldwide, non-exclusive, non-transferable and non-sublicensable license to use a software developed by Collokia LLC.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

5.3.1.2 Sistemas Globales

As of March 31, 2021, Sistemas Globales S.A. maintains, since its merger with Globant Ventures SAS, 5 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S., Robin and Woolabs S.A. (the "startups"), pursuant to which Sistemas Globales S.A. provided financing facility for a total amount of 800. Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12%. Sistemas Globales S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups. As of March 31, 2021 and December 31, 2020, the fair value of these note purchase agreements amounted to 843 and 104 as other financial assets non-current, respectively; and 730 as other financial assets current as of December 31, 2020.

5.3.2. Contingent consideration

As described in note 25.8 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of Avanxo (Bermuda) Limited (“Avanxo”) included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin and operating margin.

As of December 31, 2020, the nominal value of contingent consideration related to Avanxo amounted to 1,159. Such amount was paid on March 29, 2021. The fair value of the contingent consideration arrangement of 1,145 as of December 31, 2020, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.10 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of BI Live, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's growth and operating margin.

As of December 31, 2020, the nominal value of contingent consideration related to BI Live amounted to 423. Such amount was paid on February 26, 2021. The fair value of the contingent consideration arrangement of 535 as of December 31, 2020, was estimated by discounting to present value using a risk-adjusted discount rate.

As of March 31, 2021, the Company signed an amendment of the agreement with the sellers of BI Live, pursuant to which the remaining payments were modified and agreed upon fixed payments in replacement of the previous contingent considerations.

As described in note 25.11 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of Grupo ASSA included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin.

As of December 31, 2020, the nominal value of contingent consideration related to Grupo ASSA amounted to 11,289. Such amount was paid on March 31, 2021. The fair value of the contingent consideration arrangement of 11,218 as of December 31, 2020, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.12 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of Xappia included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

As of March 31, 2021 and December 31, 2020, the nominal value of contingent consideration related to Xappia amounted to 3,999 and 3,980, respectively. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 3,999 and 3,980, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 3,810 and 3,868 as of March 31, 2021 and December 31, 2020, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.13 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of GMR included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue.

As of March 31, 2021 and December 31, 2020, the nominal value of contingent consideration related to GMR amounted to 4,672 and 4,547, respectively. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 4,672 and 4,547, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 4,378 and 4,391 as of March 31, 2021 and December 31, 2020, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.14 to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of Bluecap included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin.

As of March 31, 2021 and December 31, 2020, the nominal value of contingent consideration related to Bluecap amounted to 22,438 and 24,419, respectively. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 19,140 and 24,419, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 21,710 and 22,557 as of March 31, 2021 and December 31, 2020, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 21, the acquisition of Cloudshift included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin.

As of March 31, 2021, the nominal value of contingent consideration related to Cloudshift amounted to 14,634. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 14,634. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount, except for those subject to revenue growth, in which the contingent consideration would be subject to a maximum amount of 2,875. The fair value of the contingent consideration arrangement of 13,881 as of March 31, 2021, was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

5.3.3. Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets		Financial Liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2020	1,036	10,478	43,714
Acquisition of business (1)	—	—	13,881
Acquisition of investment (2)	500	2,700	—
Payments (2)	300	—	(12,946)
Interests (1)	10	—	281
Foreign exchange difference (1)	—	—	(954)
Others (1)	—	—	(197)
March 31, 2021	1,846	13,178	43,779

	Financial Assets		Financial Liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2019	3,425	—	9,252
Fair value remeasurement (1)	—	—	2,431
Acquisition of business (1)	—	—	43,072
Acquisition of investment (2)	—	9,167	—
Exercise of conversion option (1)	(1,311)	1,311	—
Instrument sold (2)	(1,800)	—	—
Payments (2)	701	—	(11,400)
Interests (1)	21	—	359
December 31, 2020	1,036	10,478	43,714

(1) Non-cash transactions.

(2) Cash transactions included in investing activities in the condensed interim consolidated statement of cash flows.

NOTE 6 – INCOME TAXES

6.1. Effective tax rate

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the three months ended March 31, 2021 and 2020 was 25% and 32%, respectively.

NOTE 7 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 18, the Company operates in a single operating and reportable segment.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

	Three months ended
By Type of contract	March 31, 2021	March 31, 2020
Time and material contracts	221,570	159,278
Fixed-price contracts	46,606	28,203
Subscription resales	1,973	4,085
Others	21	6
TOTAL	270,170	191,572

	Three months ended
By Industry Vertical	March 31, 2021	March 31, 2020
Banks, Financial Services and Insurance	68,888	45,379
Media and Entertainment	57,266	46,354
Consumer, Retail & Manufacturing	38,728	25,792
Professional Services	32,062	21,819
Technology & Telecommunications	30,404	23,622
Travel & Hospitality	19,032	22,289
Health Care	21,279	4,537
Other Verticals	2,511	1,780
TOTAL	270,170	191,572

	Three months ended
By Currency(*)	March 31, 2021	March 31, 2020
USD	210,032	166,248
EUR	26,551	7,571
GBP	2,883	140
ARS	12,152	7,769
MXN	8,356	5,526
COP	2,115	1,970
BRL	4,781	2,058
PEN	1,841	4
CLP	1,231	198
Others	228	88
TOTAL	270,170	191,572

(*) Billing currency.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 8 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

8.1. Cost of revenues

	Three months ended
	March 31, 2021	March 31, 2020
Salaries, employee benefits and social security taxes (1)	(155,570)	(109,410)
Share-based compensation expense	(1,015)	(1,121)
Depreciation and amortization expense	(2,801)	(2,290)
Travel and housing (2)	(731)	(4,120)
Office expenses	(1,527)	(610)
Professional services (3)	(4,456)	(1,090)
Promotional and marketing expenses	(287)	(93)
Recruiting, training and other employee expenses	(586)	(635)
TOTAL	(166,973)	(119,369)

(1)	The increase is primarily attributable to a general increase in salaries and to the net addition of 4,529 IT professionals since March 31, 2020, an increase of 38.53%, to satisfy growing demand for our services, which translated into an increase in salaries, together with a lower attrition level. The increase is also explained by the addition of the employees of acquired companies during 2021 and 2020.

(2)	The variation is explained by an important decreased of travels and housing expenses as consequence of COVID-19 travel restrictions after the first quarter of 2020 that continue in 2021.

(3)	The increase is mainly attributable to the increase in contractor services related to the business growth and professional fees related to financial, legal and audit services; also intervenes subscriptions fees to software licenses and IT services.

8.2. Selling, general and administrative expenses

	Three months ended
	March 31, 2021	March 31, 2020
Salaries, employee benefits and social security taxes (1)	(29,589)	(19,968)
Share-based compensation expense (2)	(8,337)	(5,158)
Rental expenses	(1,409)	(1,834)
Office expenses	(3,118)	(3,328)
Professional services	(7,184)	(5,358)
Travel and housing (3)	(678)	(2,184)
Taxes	(4,325)	(3,802)
Depreciation and amortization expense	(8,972)	(4,575)
Depreciation expense of right-of-use assets	(4,576)	(4,622)
Recruiting, training and other employee expenses (4)	(2,484)	(434)
Promotional and marketing expenses	(1,219)	(609)
TOTAL	(71,891)	(51,872)

(1)	The increase is primarily attributable to an increase in salaries, employee benefits and social security taxes related to a general increase in salaries and to the addition of 200 staff personnel since March 31, 2020. The increase is also explained by the addition of the employees of acquired companies during 2021 and 2020.

(2)	The increase is explained by the RSU granted during 2021 and the effect of the share price that also increased.

(3)	The variation is explained by an important decreased of travels and housing expenses as consequence of COVID-19 travel restrictions after the first quarter of 2020 that continue in 2021.

(4)	The increase mainly corresponds to the net additions of more than 1,000 professionals during the quarter, the launch of the scholarships with Digital House and the increase in training.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 9 – FINANCE INCOME / EXPENSE AND OTHER FINANCIAL RESULTS

	Three months ended
	March 31, 2021	March 31, 2020
Finance income
Interest gain	323	256
Total	323	256

Finance expense
Interest expense on borrowings	(159)	(462)
Interest expense on lease liabilities	(1,262)	(1,387)
Other interest	(634)	(243)
Other	(557)	(363)
Total	(2,612)	(2,455)

Other financial results, net
Net (loss) gain arising from financial assets measured at fair value through PL	(3,412)	(5,642)
Net gain (loss) arising from financial assets measured at fair value through OCI	—	(28)
Gain (loss) arising from financial assets measured at amortised cost	—	(3)
Foreign exchange gain (loss), net (1)	3,702	6,059
Gain on transaction with bonds	581	2,331
Total	871	2,717

(1)	The variation is explained mainly by a smaller devaluation of local currencies as the Colombian, Uruguayan, Mexican and Argentinian peso, devalued against the U.S. dollar, for the three months ended March 31, 2021.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 10 – PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2021 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of the period	50,332	10,084	51,568	79	13,907	2,354	49,803	178,127
Additions related to business combinations	79	—	—	259	—	—	—	338
Additions	1,669	94	27	—	45	—	2,660	4,495
Disposals	(391)	(147)	(22)	(34)	—	—	(318)	(912)
Transfers	—	—	15	—	—	—	(15)	—
Translation	(219)	(52)	(54)	—	—	—	—	(325)
Values at end of period	51,470	9,979	51,534	304	13,952	2,354	52,130	181,723

Depreciation
Accumulated at beginning of the period	32,647	6,651	36,601	17	1,184	—	—	77,100
Additions	2,271	401	1,405	15	77	—	—	4,169
Disposals	(221)	(93)	(6)	(32)	—	—	—	(352)
Translation	(27)	(31)	(50)	—	—	—	—	(108)
Accumulated at end of period	34,670	6,928	37,950	—	1,261	—	—	80,809
Carrying amount	16,800	3,051	13,584	304	12,691	2,354	52,130	100,914

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Property and equipment as of March 31, 2020 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of the period	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349
Additions	1,912	207	438	—	—	—	2,965	5,522
Disposals	(1)	(67)	(2)	—	—	—	—	(70)
Transfers	—	89	240	—	—	—	(329)	—
Translation	(196)	(104)	(110)	—	—	—	—	(410)
Values at end of period	40,654	9,724	50,923	108	13,821	2,354	36,807	154,391

Depreciation
Accumulated at beginning of the period	25,277	5,344	30,290	28	877	—	—	61,816
Additions	1,862	383	1,653	4	76	—	—	3,978
Disposals	—	(20)	(1)	—	—	—	—	(21)
Translation	(119)	(53)	(110)	—	—	—	—	(282)
Accumulated at end of period	27,020	5,654	31,832	32	953	—	—	65,491
Carrying amount	13,634	4,070	19,091	76	12,868	2,354	36,807	88,900

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 11 – INTANGIBLE ASSETS

Intangible assets as of March 31, 2021 included the following:

	Licenses and internal developments	Customer contracts and relationships	Non-compete agreements	Cryptocurrencies(*)	Total
Useful life (years)	5	1-9	3
Cost
Values at beginning of the period	72,538	74,792	834	—	148,164
Additions related to business combinations	—	1,051	305	—	1,356
Additions from separate acquisitions	2,391	—	—	500	2,891
Additions from internal development	5,717	—	—	—	5,717
Disposals	(233)	—	—	—	(233)
Translation	(11)	—	—	—	(11)
Values at end of period	80,402	75,843	1,139	500	157,884

Amortization
Accumulated at beginning of the period	47,360	13,459	624	—	61,443
Additions	4,164	3,414	26	—	7,604
Disposals	(37)	—	—	—	(37)
Translation	(25)	—	—	—	(25)
Accumulated at end of period	51,462	16,873	650	—	68,985
Carrying amount	28,940	58,970	489	500	88,899

(*) During the first quarter of 2021, the Company purchased an aggregate of 500 in crypto assets, comprised solely of bitcoin.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Intangible assets as of March 31, 2020 included the following:

	Licenses and internal developments	Customer contracts and relationships	Total
Useful life (years)	5	1 - 4
Cost
Values at beginning of the period	48,318	25,285	73,603
Additions related to business combinations	—	267	267
Additions from separate acquisitions	1,616	—	1,616
Additions from internal development	2,025	—	2,025
Disposals	(301)	—	(301)
Translation	(21)	—	(21)
Values at end of period	51,637	25,552	77,189

Amortization
Accumulated at beginning of the period	35,473	11,020	46,493
Additions	2,483	404	2,887
Translation	(17)	—	(17)
Accumulated at end of period	37,939	11,424	49,363
Carrying amount	13,698	14,128	27,826

During the year, the Company considered the recoverability of its internally generated intangible assets which are included in the condensed interim consolidated financial statements as of March 31, 2021 and 2020 with a carrying amount of 20,874 and 9,970, respectively.

NOTE 12 – LEASES

Movements in right-of-use assets and lease liabilities as of March 31, 2021 were as follow:

Right-of-use assets	Office spaces	Office equipment	Computers	Total

January 1, 2021	76,374	9,486	4,150	90,010
Additions	5,658	6,078	1,172	12,908
Disposals	(47)	—	—	(47)
Depreciation	(3,710)	(330)	(536)	(4,576)
Foreign currency translation	(71)	—	—	(71)
March 31, 2021	78,204	15,234	4,786	98,224

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Lease liabilities

January 1, 2021	87,598
Additions (1)	12,908
Foreign exchange difference (1)	(2,007)
Foreign currency translation (2)	11
Interest expense (1)	1,262
Payments (2)	(6,462)
Disposals	(64)
March 31, 2021	93,246

(1) Non-cash transactions.

(2) Cash transactions.

Movements in right-of-use assets and lease liabilities as of March 31, 2020 were as follow:

Right-of-use assets	Office spaces	Office equipment	Total

January 1, 2020	51,625	7,156	58,781
Additions	18,760	379	19,139
Depreciation	(4,303)	(319)	(4,622)
Foreign currency translation	(274)	—	(274)
March 31, 2020	65,808	7,216	73,024

Lease liabilities

January 1, 2020	61,363
Additions (1)	19,139
Foreign exchange difference (1)	(7,417)
Foreign currency translation (2)	(296)
Interest expense (1)	1,387
Payments (2)	(5,299)
March 31, 2020	68,877

(1) Non-cash transactions.

(2) Cash transactions.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 13 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of
	March 31, 2021	December 31, 2020
Other financial assets
Current
Convertible notes (note 5.3.1)	—	860
Foreign exchange forward contracts (note 5.2.1)	344	492
Guarantee deposits	455	190
Others	32	35
Total	831	1,577

Non-current
Convertible notes (note 5.3.1)	1,846	306
Equity instrument (1)	13,178	10,478
Guarantee deposits	4,097	4,363
Total	19,121	15,147

Other financial liabilities
Current
Other financial liabilities related to business combinations (2) (note 21)	41,826	19,729
Foreign exchange forward contracts	1,182	93
Total	43,008	19,822

Non-current
Other financial liabilities related to business combinations (2) (note 21)	50,444	73,639
Interest rate SWAP	241	737
Total	50,685	74,376

(1)	On January 15, 2021, the Spanish subsidiary Globant España S.A. signed a stock purchase agreement and acquired 4% of ELSA, Corp. for 2,700.

(2)	The variation is due to the Cloudshift acquisition on February 28, 2021, which is offset by the payments made to the sellers of Avanxo, BI Live and Grupo ASSA (see note 5.3.3).

NOTE 14 - CAPITAL AND RESERVES

14.1. Issuance of common shares

During the three months ended March 31, 2021, 25,103 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 33.92 per share amounting to a total of 851.

During the three months ended March 31, 2021, 28,593 Restricted Stock Units ("RSUs") were granted to certain employees and directors of the Company and 4,125 RSUs were vested at an average price of 86.73 per share amounting to a total of 358 (non-cash transaction).

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

During the three months ended March 31, 2020, 64,401 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 31.39 per share amounting to a total of 2,021.

During the three months ended March 31, 2020, 22,436 RSUs were granted to certain employees and directors of the Company and 3,475 RSUs were vested at an average price of 62.24 per share amounting to a total of 216 (non-cash transaction).

As of March 31, 2021, 38,523,904 common shares of the Company's share capital were registered and listed on the New York Stock Exchange.

14.2. Subscription agreement

On March 15, 2021, the Company issued 8,415 common shares for a total amount of 1,750 as part of the subscription agreement included in the stock purchase agreement signed with Xappia's sellers.

On March 10, 2020, the Company issued 2,018 common shares for a total amount of 225 as part of the subscription agreement included in the stock purchase agreement signed with Ratio's sellers.

NOTE 15 - BORROWINGS

	As of
	March 31, 2021	December 31, 2020

Current
Bank loans	129	907
Other loans	1,074	—
Non-current
Bank loans	31	25,061
TOTAL	1,234	25,968

Movements in bank loans were as follows:

	Three months ended
	March 31, 2021	March 31, 2020

Balance at the beginning of year	25,968	51,386
Proceeds from borrowings (1)(4)	3,428	75,000
Payment of borrowings (2)(4)	(28,213)	(1,139)
Accrued interest (3)	159	465
Translation (3)	(108)	(48)
Balance at the end of the period	1,234	125,664

(1)	During the first quarter of 2021, the Company through its Argentinian subsidiaries (Sistemas Globales S.A. and IAFH Global S.A.) borrowed 1,116 through bank overdrafts with Banco Santander and also discounted checks through SBS Sociedad de Bolsa S.A. for 2,312 with maturity in April 2021. On March 23, 2020 and March 24, 2020, Globant LLC borrowed 64,000 and 11,000, respectively, under the Amended and Restated Credit Agreement, described in note 20 to the Company's audited consolidated financial statements for the year ended December 31, 2020. This loan will mature on February 5, 2025.

(2)	During the three months ended March 31, 2021, the main payments were 25,000 by Globant LLC related to the principal amount of the Amended and Restated Credit Agreement, Decision Support, S.A. paid 754 related to the principal amount and interest of the loam remaining with Banco ICBC, the Argentinian subsidiaries (Sistemas Globales S.A. and IAFH Global S.A.) paid 1,116 for the bank overdrafts with Banco Santander and 1,308 of the discounted checks with SBS Sociedad de Bolsa S.A. During the three months ended March 31, 2020, the main payments were 523 paid on March 26, 2020 by Avanxo Colombia related to the principal amount of the borrowing with Banco Santander and 537 paid by Globant LLC related to the principal amount and interest of the Amended and Restated Credit Agreement.

(3)	Non-cash transactions.

(4)	Cash transactions.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 16 – SHARE-BASED COMPENSATION - EMPLOYEE BENEFITS

16.1. Movements in share options during the period

The following reconciles the share options outstanding at the end of the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	857,643	31.57	1,051,602	32.00
Forfeited during the period	—	—	(17,125)	41.32
Exercised during the period	(25,103)	33.92	(64,401)	31.39
Balance at end of period	832,540	31.48	970,076	31.88

16.2 Movements in restricted stock units during the period

The following reconciles the RSU outstanding at the end of the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	664,345	101.25	624,896	64.05
RSU granted during the period	28,593	223.82	22,436	111.00
Forfeited during the period	(3,750)	46.00	(15,438)	60.76
Issued during the period	(4,125)	86.73	(3,475)	62.24
Balance at end of period	685,063	107.26	628,419	65.82

16.3 Employee Share Purchase Plan

In March 2021, the Company adopted the Globant S.A. 2021 Employee Share Purchase Plan (the "ESPP"), with effect as of March 1, 2021. This plan is additional to the 2012 long-term incentive plan and the 2014 Equity Incentive Plan. The ESPP provides eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company's common shares.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

The ESPP permits participants to purchase Common Shares through payroll deductions of generally 10.0% of their eligible compensation. The ESPP will typically be implemented through consecutive six-month offering periods. Amounts deducted and accumulated from participant compensation will be used to purchase Common Shares at the end of each offering period. Under the terms of the ESPP, the purchase price of the shares shall not be less than 90.0% of the lower of the fair market value of a Common Share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date. As of March 31, 2021, there has not been any offering period.

NOTE 17 – CONTINGENCIES

As of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 22 to the consolidated financial statements for the year ended December 31, 2020, except for the ones herein mentioned.

On March 31, 2021, Globant S.A. and Globant LLC prevailed on motions to dismiss 8 out of the 11 claims including five counts of the counts sounding in fraud and/or conspiracy, professional negligence, and unjust enrichment as to Globant S.A., filed by Certified Collectibles Group, LLC (“CCG”). On April 16, 2021, CCG filed a Second Amended Complaint asserting three causes of action, including (1) breach of contract and express warranty by Globant LLC; (2) a declaratory judgment claim against Globant LLC; and (3) a violation of Florida’s Deceptive and Unfair Trade Practices Act against Globant S.A. and Globant LLC.

NOTE 18 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of March 31, 2021, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

The following table summarizes revenues by geography, based on the customers' location:

	Three months ended
	March 31, 2021	March 31, 2020
North America
United States of America	164,397	138,856
Canada	6,031	3,941
Subtotal North America	170,428	142,797
Europe
Spain	24,103	5,471
United Kingdom	2,952	4,531
Belgium	1,569	50
Switzerland	1,031	204
France	483	148
Luxembourg	360	409
Germany	440	196
Netherlands	907	319
Others	700	143
Subtotal Europe	32,545	11,471
Asia
India	1,448	537
Japan	1,750	1,391
Others	246	—
Subtotal Asia	3,444	1,928
Latin America and others
Argentina	18,875	10,783
Colombia	2,913	3,667
Chile	19,090	10,253
Mexico	13,621	5,533
Peru	3,031	2,772
Brazil	4,856	2,074
Panama	3	134
Uruguay	41	24
Dominican Republic	807	95
Others	516	41
Subtotal Latin America and others	63,753	35,376
TOTAL	270,170	191,572

The revenues by geography were determined based on the country where the sale took place.

One single customer accounted for 10.53% and 11.65% of revenues for the three months ended March 31, 2021 and 2020, respectively.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

As of March 31, 2021 and 2020, the measurement of profit from operations was 30,218 and 18,714, respectively, as presented in the condensed interim consolidated statements of comprehensive income.

The following table summarizes non-current assets other than financial instruments and deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	March 31, 2021	December 31, 2019
Argentina	106,177	104,929
Spain	394,752	396,970
United States of America	70,425	68,767
Brazil	2,326	2,702
Uruguay	13,397	12,971
Luxembourg	4,226	4,226
Colombia	47,379	43,237
Mexico	24,942	20,761
India	11,242	11,350
Chile	5,221	4,877
Peru	4,705	3,986
United Kingdom	40,492	293
Other countries	3,994	3,692
TOTAL	729,278	678,761

NOTE 19 – SEASONALITY OF OPERATIONS

Due to seasonal nature of the countries in which we operate, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the fiscal year ended December 31, 2020, 46% of revenues accumulated in the first half of the year, with 54% accumulating in the second half.

NOTE 20 – RELATED PARTIES BALANCES AND TRANSACTIONS

As of March 31, 2021 and December 31, 2020, there are no outstanding balances or transactions with related parties to report.

NOTE 21 – BUSINESS COMBINATIONS

Acquisition of Cloudshiftgroup Limited

On February 28 2021, Globant S.A., through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equity holders of Cloudshiftgroup Limited ("Cloudshift"), a British stock company, pursuant to which the Company agreed to purchase all of the outstanding equity interests in Cloudshift (the “Acquisition”). The transaction was simultaneously signed and closed. Cloudshift is a Salesforce platinum partner which provides Salesforce advisory and implementation services in the United Kingdom.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

As consideration for the equity interests of Cloudshift, the Company agreed to pay (amounts in thousands of pounds sterlings):

(i)           23,346 pounds sterling on the closing date (the “Closing Payment”);

(ii)          666 pounds sterling within 10 days of receipt, related to acquired invoices pending to collect from Edwardian London Management Services Limited, detailed as the Delayed Debtor Payment from Edwardian London Management Services Limited in the agreement;

(iii)         653 pounds sterling within 10 business days of written demand, related to the options tax relief, generated by the exercised options before the acquisition, to be utilized as soon as possible; detailed as the Option Tax Consideration in the Purchase Agreement; and

(iv)         an additional amount of 11,500 pounds sterling is payable to the sellers by February 2022 and 2023, subject to upwards or downwards adjustment based on Cloudshift's achievement of specified revenue and gross margin targets, out of which 1,155 will be recognize as remuneration due to the terms of the Purchase Agreement.

As of the date of issuance of these condensed interim consolidated financial statements due to the recent nature of the Acquisition, the accounting for the Acquisition is incomplete; hence, pursuant the guidance in IFRS 3, the Company has included preliminary amounts in the below disclosures as required by such standard, as follows:

• Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the contingent consideration as of the date of issuance of these financial statements.

• The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

• The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

The preliminary fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	32,551
Contingent consideration	13,881	(a)
Fixed payments	1,743	(a)
Total consideration	48,175

(a)	As of March 31, 2021, included as 8,848 and 6,777 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

The preliminary fair values of the identifiable assets and liabilities of Cloudshift as at the date of acquisition were as follows:

Cloudshift
Current Assets
Cash and cash equivalents	6,384
Trade receivables	3,555
Other receivables	90

Non-current assets
Property and equipment	338
Intangible assets	1,184
Goodwill (1)	38,740

Current liabilities
Trade and other payables	(846)
Tax liabilities	(487)
Payroll and social security	(236)
Other liabilities	(416)

Non-current liabilities
Deferred tax liabilities	(131)

Total consideration	48,175

(1) Goodwill arising from the Acquisition is not deductible for tax purposes.

Goodwill has arisen because the consideration paid for the Acquisition included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of acquired companies.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

Outstanding balances of other financial liabilities as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021		December 31, 2020
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Related to Business Combinations
Avanxo	—	—	1,145	—
BI Live	—	36	138	397
Grupo ASSA	—	13,450	11,218	13,343
Xappia	2,875	2,398	4,761	2,382
Giant Monkey Robot	2,475	1,903	2,467	1,924
Bluecap	27,628	25,880	—	55,593
Cloudshift	8,848	6,777	—	—
Total	41,826	50,444	19,729	73,639

A reconciliation of the goodwill from opening to closing balances is as follows:

Goodwill at the beginning of the period	392,760
Additions related to new acquisitions	38,740
Translation	(132)
Measurement period adjustment	(409)
Goodwill at the end of the period	430,959

Impact of acquisitions on the results of the Company

The net income for the period ended March 31, 2021 includes a gain of 270 attributable to the business generated by Cloudshift. Revenue for the period ended March 31, 2021 includes 1,314 related to the business of that company. Had the business combination of Cloudshift been effected at January 1, 2021, the consolidated revenue of the Company would have been 272,360 and the net income for the period ended March 31, 2021 would have been 22,020.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars, except where otherwise indicated)

NOTE 22 – SUBSEQUENT EVENTS

The Company evaluated events occurring after March 31, 2021 in accordance with IAS 10, Events after the reporting period, through May 12, 2021, which is the date that these condensed interim consolidated financial statements were made available for issuance.

22.1 Acquisition of Hybrido Worldwide S.L.

On May 11, 2021, the Company through its subsidiary Software Product Creation, S.L., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Hybrido Worldwide, S.L. ("Habitant"), a Spanish limited liability corporation, pursuant to which the Company purchased all of the outstanding equity interests in Hybrido Worldwide, S.L. and its subsidiary, Pixel Division, S.L., a Spanish limited liability corporation.

As consideration for the equity interests of Hybrido Worldwide, S.L., the Company agreed to pay (amounts in thousands of Euro): (i) 8,820 euros on the closing date subject to any adjustments or withholding detailed in the agreement (the "Closing Cash Payment"); (ii) 3,780 euros subject to any adjustments, set off, deductions or withholding detailed in the agreement were paid through the issuance of common shares of the Company to the sellers at the price per share equal to USD 214.69 (shares shall be determined at a subscription price per share based on the volume weighted average trading price of the Company’s common shares during the 60-days ending on the tenth trading day prior to closing). The common shares shall be issued by Globant S.A. and subscribed by the sellers within the following calendar: (a) 1,780 euros on the closing date; (b) 1,000 euros on March 31, 2024; and ( c) 1,000 euros on December 31, 2025; (iii) 2,700 euros subject to upwards or downwards adjustment based on Habitant's (on a consolidated basis with its subsidiary) achievement of both revenue and operating margin targets for the period from January 1, 2021 through December 31, 2021, no later than March 31, 2022; (iv) 2,700 euros subject to upwards or downwards adjustment based on Habitant’s (on a consolidated basis with its subsidiary) achievement of both revenue and operating margin targets for the period from January 1, 2022 through December 31,2022, no later than March 31, 2023.

As of the date of issuance of these condensed interim consolidated financial statements, due to the recent nature of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

• Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.

• The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

• The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

• The amount of revenues and profit or loss of the acquired subsidiary since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiary did not have available financial information prepared under IFRS at the acquisition date. The preparation of this information under IFRS has not been completed as of the date of issuance of these financial statements.